DJO, LLC

A DJO Global Company

1430 Decision Street

Vista, CA 92081-8553

T    800.321.9549

DJOglobal.com

July 28, 2015

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that DJO Finance LLC has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the three and six months ended June 27, 2015, which was filed with the Securities and Exchange Commission on July 28, 2015.

Respectfully submitted,

DJO Finance LLC

/s/ Donald M. Roberts
Name: Donald M. Roberts
Title: Executive Vice President & General Counsel